AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

EXHIBIT 12 - COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Year Ended December 31,
	2004	2003	2002	2001	2000

Pretax income (loss) excluding
discontinued operations	$552,245	$270,968	$128,154	$ 17,505	($ 76,669)
Minority interest in subsidiaries
having fixed charges(*)	28,882	44,013	33,839	43,187	44,961
Less undistributed equity in (earnings)
losses of investees	4,883	(13,975)	13,830	25,462	142,230
Fixed charges:
Interest on annuities	313,627	294,940	300,966	294,654	293,171
Interest expense	71,738	57,177	60,271	60,616	67,638
Interest on subsidiary trust
obligations	9,218	1,473	-	-	-
Debt discount and expense	3,841	2,084	879	1,072	763
Portion of rentals representing
interest	11,751	12,703	16,483	16,900	13,963

EARNINGS	$996,185	$669,383	$554,422	$459,396	$486,057

Fixed charges:
Interest on annuities	$313,627	$294,940	$300,966	$294,654	$293,171
Interest expense	71,738	57,177	60,271	60,616	67,638
Interest on subsidiary trust
obligations	9,218	1,473	-	-	-
Debt discount and expense	3,841	2,084	879	1,072	763
Portion of rentals representing
interest	11,751	12,703	16,483	16,900	13,963
Pretax preferred dividend
requirements of subsidiaries	-	27,543	28,184	32,296	35,648

FIXED CHARGES	$410,175	$395,920	$406,783	$405,538	$411,183

Ratio of Earnings to Fixed Charges	2.43	1.69	1.36	1.13	1.18

Earnings in Excess of Fixed Charges	$586,010	$273,463	$147,639	$ 53,858	$ 74,874

(*) Amounts include subsidiary preferred dividends and accrued distributions on preferred securities of consolidated trusts for years prior to 2004.

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